UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

BakBone Software Incorporated

(Registrant’s name)

10145 Pacific Heights Boulevard, Suite 500, San Diego, CA 92121

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

BAKBONE SOFTWARE INCORPORATED

Date: February 12, 2004	By	/s/ KEITH RICKARD
Title: President and Chief Executive Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS

This report contains forward-looking statements that involve risks, uncertainties, assumptions and other factors, which, if they do not materialize or prove correct, could cause our results to differ materially from historical results, or those expressed or implied by such forward-looking statements. All statements, other than statements of historical fact, are statements that could be deemed forward-looking statements, including statements containing the words “planned,” “expects,” “believes,” “strategy,” “opportunity,” “anticipates,” or similar words. These statements may include, among others, plans, strategies and objectives of management for future operations; any statements regarding proposed new products, services or developments; any statements regarding future economic conditions or performance; statements of belief; and any statements of assumptions underlying any of the foregoing. The potential risks and uncertainties may include, but are not limited to, competition in our target markets; potential capital needs; management of future growth and expansion; risk of third-party claims of infringement; protection of proprietary information, customer acceptance of the Company’s products and fee structures; the success of our brand development efforts; risks associated with strategic alliances; reliance on distribution channels; product concentration; need to develop new and enhanced products; potential product defects; our ability to hire and retain qualified employees and key management personnel; and risks associated with changes in domestic and international market conditions and the entry into and development of international markets for the company’s products. Our forward-looking statements should be considered in the context of these and other risk factors disclosed in this report. All future written and oral forward-looking statements made by us or on our behalf are also subject to these factors. BakBone assumes no obligation to update any forward-looking statement to reflect events or circumstances arising after the date on which it was made.

The following discussion and analysis should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in this report and the audited consolidated financial statements and accompanying notes included in our Annual Report for the year ended March 31, 2003. All amounts are expressed in United States dollars unless otherwise noted.

Overview

BakBone Software Incorporated (the Company or BakBone) is a leading international data protection solution provider that develops and distributes data backup, restore, and disaster recovery software for network storage and open systems environments worldwide. BakBone delivers scalable solutions that address the complex demands of large enterprise environments, as well as small-to-medium-sized businesses. Our products are distributed primarily through a select global network of Original Equipment Manufacturer (OEM) partners, Value Added Resellers (VARs), Value Added Distributors (VADs), and other solution providers. Since its inception in March 2000, the Company has generally experienced period-over-period revenue growth in its overall business worldwide. We currently operate in three primary regions – North America, the Pacific Rim, and Europe, Middle East, Africa (EMEA). Our corporate headquarters are located in San Diego, California, a facility that houses executive management, as well as sales, marketing, research and development, customer support and administrative departments. Our Tokyo, Japan office serves as the regional hub for our Pacific Rim operations and supports the sales, marketing and administration functions of that region. We also maintain an office in Poole, Dorset, United Kingdom, that houses sales, marketing, research and development and administrative departments. BakBone also operates several smaller satellite offices throughout these regions that focus primarily on the sales function.

For the nine months ended December 31, 2003, our North American, Pacific Rim and EMEA operations contributed 47%, 33% and 20% of our revenues, respectively, compared to 41%, 39% and 20% of our revenues, respectively, for the nine months ended December 31, 2002. During the third quarter of fiscal 2004, we continued to experience a positive growth trend across the three regions in which we operate. From a global perspective, we have focused on increasing our reseller base and growing our current OEM relationships with NCR Teradata (NCR), Sony Electronics (Sony) and Network Appliance (NetApp). During the third quarter, our NCR and

NetApp relationships continued to generate revenues in all regions in which we do business. We anticipate that these relationships will continue to produce revenue streams for the foreseeable future. Prior to the third quarter, Sony had produced significant revenues in North America only; however, during the three months ended December 31, 2003, we experienced an expansion of this relationship into the Pacific Rim. We expect this relationship to produce a revenue stream in North America and the Pacific Rim in the fourth quarter of fiscal 2004 and for the foreseeable future.

Revenues from the sales of our products and services are generated primarily through multiple element arrangements in which a customer purchases a combination of software, post-contractual support (PCS) and/or professional services. We generally offer non-exclusive, perpetual software licenses to our customers, and do not offer time-based software licenses. PCS contracts generally cover a period of one year, and after contract expiration, our customers have the right to purchase PCS contract renewals, which generally cover a period of one year.

Our license and PCS sales are generated from customer purchase orders, whereby our customers enter into an arrangement with us to provide specified software licenses and/or PCS. The majority of our arrangements with customers involve the sale of off-the-shelf software without significant production, customization, or modification of software or services essential to the functionality of the software. Service revenues consist principally of maintenance revenues derived from the sale of PCS contracts. These contract fees generally approximate 20% of the licensing fee. Revenues from PCS contracts are deferred and amortized on a straight-line basis over the life of the contract, which is generally one year.

Cost of revenues consist of the direct cost of providing customer support, including salary and benefits of staff working in our customer support departments, as well as associated costs of computer equipment, telephone and other general costs necessary to maintain support for our end users. Also included in cost of revenues are third party software license royalties and the direct costs of raw materials and packaging for products shipped to customers. The direct costs of raw materials and packaging are nominal as products shipped to customers consist of a CD, manual, printed box and other media. Product costs for these items individually and in aggregate are minimal and we have little risk of inventory obsolescence due to the small quantities of these items needed to fill our customers’ orders and the short lead time to acquire additional materials. Raw material purchases are held in inventory until the sale of the related software product, at which time the cost per unit sold is released to cost of revenues.

Sales and marketing expenses consist primarily of payroll, commission, marketing, and travel costs for our worldwide sales staff. Commissions are part of our sales personnel’s compensation package, which are based on the procurement of sales orders and subsequent collection of customer receivables.

Research and development expenses consist primarily of salary and related costs for our worldwide engineering staff. Our United Kingdom and San Diego offices include engineering personnel responsible for the development effort of our NetVault core and NetVault Application Plug-in Module (APM) software products, respectively.

General and administrative expenses include salaries and benefits for our corporate personnel and other expenses, such as facilities, insurance and professional services costs.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform to accounting principles generally accepted in the United States, except as discussed in Note 16 to the audited consolidated financial statements contained in our Annual Information Form for the year ended March 31, 2003.

The preparation of our financial statements requires BakBone to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, BakBone evaluates its estimates, including those related to revenue recognition, allowance for doubtful accounts, valuation allowance for deferred tax assets and valuation of goodwill. BakBone bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe there are several accounting policies that are critical to understanding our historical and future performance. These policies affect the reported amounts of revenue and other significant areas that involve management’s judgments and estimates. These significant accounting policies are:

•	revenue recognition;

•	allowance for doubtful accounts;

•	valuation allowance for deferred tax assets; and

•	valuation of goodwill.

These policies, and our procedures related to these policies, are described below.

Revenue recognition

We recognize software license revenue upon delivery, provided all significant obligations have been met, persuasive evidence of an arrangement exists, fees are fixed and determinable, collections are probable, and we are not involved in significant production, customization, or modification of the software or services that are essential to the functionality of the software.

If the arrangement involves significant production, customization, or modification of software or services essential to the functionality of the software, the revenue is generally recognized under contract accounting using either the completed contract or percentage of completion method of contract accounting. For arrangements that contain inherent risks related to the preparation of project cost estimates, we generally utilize the completed contract method of revenue recognition. In arrangements for which the inherent risks do not exist or are sufficiently mitigated, we generally utilize the percentage of completion method of revenue recognition.

We often license software in multiple element arrangements in which a customer purchases a combination of software, PCS and/or professional services. PCS includes rights to unspecified upgrades and enhancements, and telephone support. Professional services relate to implementation services and training. When vendor specific objective evidence (VSOE) of fair value exists for all elements in a multiple element arrangement, revenue is allocated to each element based on the relative fair value of each of the elements. VSOE of fair value is established by the price charged when the same element is sold separately. We determine VSOE of fair value of PCS based on renewal rates for the same term PCS.

In a multiple element arrangement whereby VSOE of fair value exists for all undelivered elements but VSOE of fair value does not exist for one or more delivered elements, revenue is recognized using the residual method. Under the residual method, the fair value of undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue, assuming delivery has occurred and collectibility is probable. Revenue allocated to PCS is recognized ratably over the contractual term, which is generally one year.

We have standard payment terms, which we offer to all of our customers, and we do not generally offer any extended payment terms. In addition, our sales agreements do not contain stock balancing rotation rights.

Allowance for doubtful accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments, which results in a provision for bad debt expense. We determine the adequacy of this allowance by evaluating individual customer accounts receivable, considering the customer’s financial condition and credit history and the current economic conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Valuation allowance for deferred tax assets

In preparing our consolidated financial statements, we estimate our income tax liability in each of the jurisdictions in which we operate by estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and financial statement purposes. These differences result in deferred tax assets and liabilities. Significant management judgment is required in assessing the realizability of our deferred tax assets. In performing this assessment, we consider whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. We consider the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In the event that actual results differ from our estimates or we adjust our estimates in future periods, we may need to reduce our valuation allowance, which could materially impact our financial position and results of operations.

Valuation of goodwill

We have recorded goodwill in connection with the acquisitions we have completed in prior periods. In accordance with the provisions of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3062, Goodwill and Other Intangible Assets (CICA Section 3062) we review our goodwill for impairment during the first quarter of each fiscal year or when an event or a change in facts and circumstances indicates the fair value of a reporting unit may be below its carrying amount. Events or changes in facts and circumstances that we consider as impairment indicators include the following:

•	significant underperformance of our business relative to expected operating results;

•	significant adverse economic and industry trends;

•	significant decline in stock price;

•	significant decline in revenues; and

•	expectations that a reporting unit will be sold or otherwise disposed.

The annual goodwill impairment test consists of a two-step process as follows:

Step 1.    We compare the fair value of each reporting unit to its carrying amount, including the existing goodwill. If the carrying amount of each reporting unit exceeds its fair value, an indication exists that each reporting unit’s goodwill may be impaired and we then perform the second step of the impairment test. If the fair value of each reporting unit exceeds its carrying amount, no further analysis is required.

Step 2.    We compare the implied fair value of each reporting unit’s goodwill, determined by allocating each reporting unit’s fair value to all of its assets and its liabilities in a manner similar to a purchase price allocation, to its carrying amount. If the carrying amount of each reporting unit’s goodwill exceeds its fair value, an impairment loss will be recognized in an amount equal to that excess.

Results of Operations

Three Months Ended December 31, 2003 Compared to Three Months Ended December 31, 2002

Revenues

Revenues increased 61%, to $7.9 million for the three months ended December 31, 2003, from $4.9 million for the three months ended December 31, 2002. Revenues for the three months ended December 31, 2003 consisted of $6.4 million in licensing revenues and $1.5 million in service revenues, compared to revenues for the three months ended December 31, 2002, which consisted of $4.2 million in licensing revenues and $708,000 in service revenues.

In November 2002, we undertook a plan to “end of life” the MagnaVault product line, effective January 1, 2003. During the three months ended December 31, 2003, we entered into several MagnaVault license arrangements due to customer demand for the product. The three months ended December 31, 2003 included MagnaVault licensing and service revenues of $219,000 and $46,000, respectively. During the three months ended December 31, 2002, MagnaVault licensing revenues were $496,000 and service revenues approximated $101,000. We do not expect to generate a consistent and material revenue stream from this product line in the foreseeable future.

Licensing Revenues

Our products are sold almost exclusively through our channel partners, VARs, VADs and OEMs, in three geographic segments: North America, the Pacific Rim and EMEA. During the three months ended December 31, 2003, licensing revenues growth was led by both our reseller and OEM channels. During the third quarter, we continued to expand our reseller base through organic growth in all regions and through geographic expansion within the Pacific Rim and EMEA. We continued to generate significant OEM licensing revenues through our relationships with NCR, Sony and NetApp.

In North America, licensing revenues for the three months ended December 31, 2003 increased 35% to $2.4 million, from $1.8 million for the three months ended December 31, 2002. Licensing revenues growth in North America was driven by both the reseller and OEM channels. The establishment of new reseller relationships and the leveraging of existing reseller relationships led the growth in licensing revenues during the three months ended December 31, 2003. We also continued to generate OEM licensing revenues through our OEM relationships with NCR, Sony and NetApp. We anticipate that these relationships will continue to produce a licensing revenue stream for the foreseeable future.

In the Pacific Rim, licensing revenues for the three months ended December 31, 2003 increased 57% to $2.6 million, from $1.6 million for the three months ended December 31, 2002. The Pacific Rim grew licensing revenues through our reseller and OEM relationships. During fiscal 2003 and 2004, the Pacific Rim expanded its business operations into new territories, including China and South Korea. The prior year’s expansion, combined with business growth in existing territories, contributed to the increase in reseller-based licensing revenues for the three months ended December 31, 2003. Our worldwide relationships with NCR and Sony produced the growth in OEM licensing revenues.

In EMEA, licensing revenues for the three months ended December 31, 2003 increased 72% to $1.4 million, from $805,000 for the three months ended December 31, 2002. EMEA licensing revenues grew through both the reseller and OEM channels. Increased sales to existing resellers, supplemented by sales to new resellers, contributed to licensing revenues growth. During fiscal 2003 and 2004, EMEA expanded its business operations, most notably in Germany and France. This expansion contributed to the licensing revenues growth during the three months ended December 31, 2003. The growth in OEM licensing revenues was due primarily to the strength of our worldwide relationship with NCR, which accounted for a majority of EMEA’s OEM licensing revenues during the three months ended December 31, 2003. We do not expect to generate significant revenues in EMEA from our relationship with Sony in the near future.

Service Revenues

In North America, service revenues for the three months ended December 31, 2003 increased 98% to $790,000, from $398,000 for the three months ended December 31, 2002. In the Pacific Rim, service revenues for the three months ended December 31, 2003 grew 112% to $393,000, from $185,000, for the three months ended December 31, 2002. In EMEA, service revenues for the three months ended December 31, 2003 increased 197% to $371,000, from $125,000 for the three months ended December 31, 2002. The worldwide growth in service revenues is directly related to increased licensing revenues from sales to new customers and to PCS contract renewals from existing customers. Supplementing service revenues growth in North America during the three months ended December 31, 2003 was $126,000 in service revenues generated from Sony PCS contracts. We expect Sony-related service revenues in the near future to approximate those recognized during the three months ended December 31, 2003.

Cost of Revenues

Cost of revenues for the three months ended December 31, 2003 totaled $759,000 with a gross margin of 90%, compared with cost of revenues of $405,000 with a gross margin of 92% for the three months ended December 31, 2002. The increase in cost of revenues in absolute dollars was due primarily to the corresponding increase in sales volume. The decrease in gross margin was due primarily to increases in customer support headcount and third party software royalty payments.

Sales and Marketing Expenses

Sales and marketing expenses increased $874,000, or 29%, to $3.9 million for the three months ended December 31, 2003, from $3.0 million for the three months ended December 31, 2002. The increase was attributed primarily to increases in headcount, performance-based payments, which consisted principally of commissions and bonuses, and advertising and trade show related activities. We added headcount, primarily in the Pacific Rim and EMEA, as we expanded our operations in those regions. The increase in performance-based payments was a direct function of revenue growth during the three months ended December 31, 2003. Additionally, we participated in numerous trade shows and increased our advertising activity during the three months ended December 31, 2003. We expect to increase sales headcount during the fourth quarter of fiscal 2004 and into fiscal 2005.

Sales and marketing expenses as a percentage of total revenues for the three months ended December 31, 2003 decreased to 49%, from 61% for the three months ended December 31, 2002. The decrease was due primarily to the increase in total revenues.

Research and Development Expenses

Research and development expenses decreased $62,000, or 5%, for the three months ended December 31, 2003, from the three months ended December 31, 2002. The slight decrease was due primarily to a reduction in headcount surrounding the November 2002 decision to “end of life” the MagnaVault product line. We have made recent research and development hires and research and development headcount as of December 31, 2003 exceeded that as of December 31, 2002. However, research and development headcount as of December 31, 2003 remains lower than research and development headcount immediately prior to the headcount reduction which occurred in November 2002. We expect to increase research and development headcount during the fourth quarter of fiscal 2004 and into fiscal 2005.

Research and development expenses as a percentage of total revenues for the three months ended December 31, 2003 decreased to 15%, from 25% for the three months ended December 31, 2002. The decrease was due to the combination of an increase in total revenues and a decrease in salary-related expenses.

General and Administrative Expenses

General and administrative expenses decreased $204,000, or 15%, to $1.2 million for the three months ended December 31, 2003, from $1.4 million for the three months ended December 31, 2002. The decrease in general and administrative expenses relates mainly to a decrease in professional services costs. Most notably, we incurred significant, non-recurring legal costs during the three months ended December 31, 2002 in conjunction with two legal projects: the rearrangement of our corporate structure and the external review of our intellectual property portfolio. Furthermore, we realized cost reductions during the three months ended December 31, 2003 from the termination of a consulting agreement in the fourth quarter of fiscal 2003. These cost reductions were offset partially by an increase in salary related expenses, which was due primarily to annual salary increases and the hiring of additional management-level personnel.

General and administrative expenses as a percentage of total revenues for the three months ended December 31, 2003 decreased to 15%, from 29% for the three months ended December 31, 2002. The decrease was due to the combination of an increase in total revenues and a decrease in professional service costs.

Special charges

In November 2002, we undertook a plan to “end of life” our MagnaVault product offering. In the third quarter of fiscal 2003 and in connection with the MagnaVault exit activities, we recorded a charge of $415,000, which was comprised of charges related to employee severance of $87,000, an idle facility of $192,000 and fixed asset impairment and other exit costs of $136,000. We incurred no such charges in the third quarter of fiscal 2004.

Impairment of Goodwill

In connection with our decision to “end of life” our MagnaVault product offering, we recorded a goodwill impairment charge of $442,000, which represents the amount by which the MagnaVault-related goodwill’s carrying value exceeded its estimated fair value as of December 31, 2002. We incurred no such charge during the three months ended December 31, 2003.

Provision for income taxes

During the three months ended December 31, 2003 and 2002, we recorded provisions for income taxes of $235,000 and $79,000, respectively. During the three months ended December 31, 2003 and 2002, certain transactions between our foreign subsidiaries triggered tax liabilities in the respective jurisdictions in which we do business.

Nine Months Ended December 31, 2003 Compared to Nine Months Ended December 31, 2002

Revenues

Revenues increased 76%, to $22.1 million for the nine months ended December 31, 2003, from $12.6 million for the nine months ended December 31, 2002. Revenues for the nine months ended December 31, 2003 consisted of $18.2 million in licensing revenues and $3.9 million in service revenues, compared to revenues for the nine months ended December 31, 2002, which consisted of $10.6 million in licensing revenues and $2.0 million in service revenues.

In November 2002, we undertook a plan to “end of life” the MagnaVault product line, effective January 1, 2003. During the nine months ended December 31, 2003, we entered into several MagnaVault license arrangements due to customer demand for the product. The nine months ended December 31, 2003 included MagnaVault licensing and service revenues of $568,000 and $200,000, respectively. During the nine months ended December 31, 2002, MagnaVault licensing and service revenues were $800,000 and $377,000, respectively. We do not expect to generate a consistent and material revenue stream from this product line in the foreseeable future.

Licensing Revenues

Licensing revenues growth worldwide was driven by both the OEM and reseller sales channels. During the nine months ended December 31, 2003, we generated significant OEM licensing revenues through NCR, and also recognized licensing revenues from two additional OEM partners: Sony and NetApp. Our relationships with existing resellers and the establishment of new reseller relationships led to significant licensing revenues growth through our reseller channel. Furthermore, we continued the expansion of our business into new regions, primarily within the Pacific Rim and EMEA, which led to licensing revenues growth.

In North America, licensing revenues for the nine months ended December 31, 2003 increased 100% to $8.2 million, from $4.1 million for the nine months ended December 31, 2002. Licensing revenues growth in North America was driven by both the OEM and reseller channels. We recognized $2.1 million in one-time licensing revenues during the nine months ended December 31, 2003 related to the OEM arrangement signed with Sony in the fourth quarter of fiscal 2003. Based on the terms of this arrangement, the recognition of revenue was deferred in fiscal 2003 pending completion of certain contract deliverables. Furthermore, the increase in OEM licensing revenues was supplemented by additional Sony license sales, continued license sales to NCR and initial license sales to NetApp. Although we anticipate securing Sony license sales in future periods, we do not expect to recognize Sony-related licensing revenues in any given fiscal quarter as significant as the $2.1 million one-time event mentioned above. During the nine months ended December 31, 2003, we also continued to establish new reseller relationships, while leveraging existing relationships, to grow revenues through the reseller channel.

In the Pacific Rim, licensing revenues for the nine months ended December 31, 2003 increased 44% to $6.4 million, from $4.4 million for the nine months ended December 31, 2002. The Pacific Rim grew licensing revenues through both the reseller channel and OEM sales channels. During fiscal 2003 and 2004, the Pacific Rim expanded its business operations into new territories, including China and South Korea, and enhanced its previously existing operations in other territories. These growth activities contributed to the increase in licensing revenues for the nine months ended December 31, 2003. The nine months ended December 31, 2003 also witnessed the Pacific Rim’s initial licensing revenues from OEM partners Sony and NetApp.

In EMEA, licensing revenues for the nine months ended December 31, 2003 increased 77% to $3.7 million, from $2.1 million for the nine months ended December 31, 2002. EMEA experienced increased licensing revenues from the reseller and OEM channels. Increased sales to existing resellers, supplemented by sales to new resellers, helped to drive licensing revenues higher. Furthermore, licensing revenues increased due to the geographic expansion of our operations in EMEA, most notably in Germany and France. The growth in OEM licensing revenues was due to the strength of our worldwide relationship with NCR, which accounted for a majority of EMEA’s OEM licensing revenues during the nine months ended December 31, 2003.

Service Revenues

In North America, service revenues for the nine months ended December 31, 2003 increased 91% to $2.1 million, from $1.1 million for the nine months ended December 31, 2002. In the Pacific Rim, service revenues for the nine months ended December 31, 2003 grew 86% to $923,000, from $495,000 for the nine months ended December 31, 2002. In EMEA, service revenues for the nine months ended December 31, 2003 increased 125% to $849,000, from $378,000 for the nine months ended December 31, 2002. The worldwide growth in service revenues is directly related to increased licensing revenues from sales to new customers and to maintenance contract renewals from existing customers. Supplementing the growth in North America during the nine months ended December 31, 2003 was approximately $245,000 in service revenues generated from Sony PCS contracts.

Cost of Revenues

Cost of revenues for the nine months ended December 31, 2003 totaled $2.2 million with a gross margin of 90%, compared with cost of revenues of $1.1 million with a gross margin of 91% for the nine months ended December 31, 2002. The increase in cost of revenues in absolute dollars was due to the overall increases in sales volume, customer support headcount and third party software license royalties.

Sales and Marketing Expenses

Sales and marketing expenses increased approximately $1.9 million, or 21%, to $11.0 million for the nine months ended December 31, 2003, from $9.1 million for the nine months ended December 31, 2002. The increase was attributed primarily to increases in headcount, commissions and bonuses, and marketing costs associated with the release of a new product verision. Headcount increased primarily in the Pacific Rim and EMEA, as we expanded our sales operations in those regions. The increase in performance-based payments was a direct function of revenue growth during the nine months ended December 31, 2003. Furthermore, the increase in sales and marketing expenses was driven by travel, advertising and promotional costs surrounding the introduction of NetVault 7.0, which was released during the first quarter of fiscal 2004.

Sales and marketing expenses as a percentage of total revenues for the nine months ended December 31, 2003 decreased to 50%, from 72% for the nine months ended December 31, 2002. The decrease was due primarily to the increase in total revenues.

Research and Development Expenses

Research and development expenses decreased $441,000, or 12%, to $3.4 million for the nine months ended December 31, 2003, from $3.8 million for the nine months ended December 31, 2002. The overall decrease was due primarily to a reduction in headcount surrounding the November 2002 “end of life” of the MagnaVault product line. We have made recent research and development hires; however, as of December 31, 2003, we had not reached the pre-November 2002 research and development headcount level.

Research and development expenses as a percentage of total revenues for the nine months ended December 31, 2003 decreased to 15%, from 30% for the nine months ended December 31, 2002. The decrease was due to the combination of an increase in total revenues and a decrease in salary-related expenses.

General and Administrative Expenses

General and administrative expenses decreased $503,000, or 12%, to $3.7 million for the nine months ended December 31, 2003, from $4.2 million for the nine months ended December 31, 2002. The decrease in general and administrative expenses relates mainly to the decrease in professional service expenses. During the nine months ended December 31, 2002, we incurred significant, non-recurring legal and accounting costs in conjunction with the rearrangement of our corporate structure, through which we reduced the number of subsidiaries from seven to four. Furthermore, we incurred additional legal costs in connection with an external review of our intellectual property portfolio, which also took place during the nine months ended December 31, 2002. This decrease was offset partially by increased legal, accounting and insurance costs during the nine months ended December 31, 2003. We incurred additional expense for compliance activities surrounding changing securities laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002.

General and administrative expenses as a percentage of total revenues for the nine months ended December 31, 2003 decreased to 17%, from 33% for the nine months ended December 31, 2002. The decrease was due primarily to the combination of an increase in total revenues and a decrease in professional service costs.

Stock-based Compensation

During the nine months ended December 31, 2002, we recorded $326,000 in stock-based compensation expense in connection with the issuance of warrants to non-employees for services they rendered to us. The fair value of these warrants was calculated using the Black-Scholes option-pricing model and was recorded as stock-based compensation expense during the nine months ended December 31, 2002. No such charges were incurred during the nine months ended December 31, 2003.

Special charges

In November 2002, we undertook a plan to “end of life” our MagnaVault product offering. During the three months ended December 31, 2002 and in connection with the MagnaVault exit activities, we recorded a charge of $415,000, which was comprised of charges related to employee severance of $87,000, an idle facility of $192,000 and fixed asset impairment and other exit costs of $136,000. We incurred no such charges during the nine months ended December 31, 2003.

Impairment of Goodwill

In connection with our decision to “end of life” our MagnaVault product offering, we recorded a goodwill impairment charge of $442,000, which represents the amount by which the MagnaVault-related goodwill’s carrying value exceeded its estimated fair value as of December 31, 2002. We incurred no such charge during the nine months ended December 31, 2003.

Provision for income taxes

During the nine months ended December 31, 2003 and 2002, we recorded provisions for income taxes of $418,000 and $125,000, respectively. During the nine months ended December 31, 2003 and 2002, certain transactions between our foreign subsidiaries triggered tax liabilities of $326,000 and $125,000, respectively, in certain jurisdictions in which we do business. Furthermore, we recorded a provision for income taxes of $52,000 during the nine months ended December 31, 2003 related to income generated during the period. Historically we have accumulated losses from operations, however, certain tax regulations limit the usage of tax loss carry-forwards to offset income earned.

Quarterly Results of Operations

The following tables present certain unaudited statement of operations data for each of our last eight fiscal quarters and the percentage relationship of certain items to total revenues for the respective periods. This unaudited data has been prepared on the same basis as the audited financial statements and, in the opinion of management, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of such data.

	Fiscal Quarter Ended
	2004			2003				2002
	Dec-03	Sep-03	Jun-03	Mar-03	Dec-02	Sep-02	Jun-02	Mar-02
	(in thousands)
Revenues	$7,917	$6,509	$7,714	$5,604	$4,932	$4,024	$3,630	$3,087
Cost of revenues	759	683	796	534	405	390	321	326

Gross profit	7,158	5,826	6,918	5,070	4,527	3,634	3,309	2,761

Operating expenses:
Sales and marketing	3,899	3,506	3,563	3,068	3,025	2,893	3,139	2,733
Research and development	1,171	1,079	1,126	1,146	1,233	1,343	1,241	1,181
General and administrative	1,203	1,010	1,490	1,504	1,407	1,431	1,368	1,507
Stock-based compensation	—	—	—	—	—	(70)	396	—
Special charges	—	—	—	—	415	—	—	—

Total operating expenses	6,273	5,595	6,179	5,718	6,080	5,597	6,144	5,421

Operating income (loss)	885	231	739	(648)	(1,553)	(1,963)	(2,835)	(2,660)
Interest expense, net	16	(8)	(38)	(83)	(38)	(32)	(29)	(34)
Amortization of goodwill	—	—	—	—	—	—	—	(931)
Impairment of goodwill	—	—	—	(446)	(442)	—	—	(2,508)
Foreign exchange (loss) gain, net	(15)	(18)	(5)	(24)	(29)	(15)	9	95
Other (expense) income, net	(48)	(18)	—	(7)	(10)	(1)	(1)	(431)
Minority interest	—	—	—	—	—	—	—	12

Income (loss) before income taxes	838	187	696	(1,208)	(2,072)	(2,011)	(2,856)	(6,457)
Provision for income taxes	235	55	128	385	79	24	22	—

Net income (loss)	$603	$132	$568	$(1,593)	$(2,151)	$(2,035)	$(2,878)	$(6,457)

	Fiscal Quarter Ended
	2004			2003				2002
	Dec-03	Sep-03	Jun-03	Mar-03	Dec-02	Sep-02	Jun-02	Mar-02
Revenues	100%	100%	100%	100%	100%	100%	100%	100%

Gross profit	90%	90%	90%	90%	92%	90%	91%	90%
Operating expenses:
Sales and marketing	49%	54%	46%	55%	61%	72%	86%	89%
Research and development	15%	17%	15%	20%	25%	33%	34%	38%
General and administrative	15%	16%	19%	27%	29%	36%	38%	49%
Stock-based compensation	—	—	—	—	—	-2%	11%	—
Special charges	—	—	—	—	8%	—	—	—

Total operating expenses	79%	87%	80%	102%	123%	139%	169%	176%

Operating income (loss)	11%	3%	10%	-12%	-31%	-49%	-78%	-86%
Interest expense, net	—	—	-1%	-2%	-1%	-1%	-1%	-1%
Amortization of goodwill	—	—	—	—	—	—	—	-30%
Impairment of goodwill	—	—	—	-8%	-9%	—	—	-81%
Foreign exchange (loss) gain, net	—	—	—	—	-1%	—	—	3%
Other (expense) income, net	—	—	—	—	—	—	—	-14%
Minority interest	—	—	—	—	—	—	—	—

Income (loss) before income taxes	11%	3%	9%	-22%	-42%	-50%	-79%	-209%
Provision for income taxes	3%	1%	2%	7%	2%	1%	—	—

Net income (loss)	8%	2%	7%	-29%	-44%	-51%	-79%	-209%

Liquidity and Capital Resources

We have financed our operations primarily through private placements and public offerings of equity instruments in the Provinces of British Columbia, Alberta and Ontario, Canada, and through private placements in the United States. Most recently, during fiscal 2004, we raised proceeds of approximately $13.6 million, net of approximately $2.1 million in aggregate offering costs, which were paid during the second and third quarters of fiscal 2004, through the issuance of 22,000,000 shares of Series A convertible preferred stock (Preferred Shares) at CDN$1.00 per share. Other sources of liquidity include external sources of funds, including issuances of common stock resulting from the exercise of warrants and stock options, and cash from operations.

Cash from operations is derived primarily from cash collected on software license and PCS contract sales. Net cash provided by operating activities was $27,000 for the three months ended December 31, 2003, compared to net cash used in operations of $1.5 million for the three months ended December 31, 2002. The net increase in cash provided by operations between the periods reflects the increase in sales volume and profitability. As our sales volume has grown, we have experienced a correlated increase in profitability and cash inflows from collections on sales arrangements. The increase in sales volume during the three months ended December 31, 2003 has also led to an increase in our accounts receivable and deferred revenue balances. Based on the payment terms of our sales arrangements and the timing of revenue recognition for service contracts, our cash receipts will not always coincide with the recognition of revenue. Thus, given an increase in sales volume, we expect our accounts receivable and deferred revenue balances to increase. We expect to increase cash provided by operations in the fourth quarter of fiscal 2004 and in fiscal 2005 through continued revenue growth combined with moderate increases in operating expenses.

Net cash used in operating activities was $620,000 and $5.5 million for the nine months ended December 31, 2003 and 2002, respectively. Although we achieved an operating cash flow deficit during both periods, the net decrease in cash used in operations between the periods reflects the increase in sales volume and shift from net loss to net income. As our sales volume has grown, we have experienced a correlated increase in cash inflows from sales arrangements and a decrease in our net loss. The increase in sales volume during the nine months ended December 31, 2003 has also served to increase our accounts receivable and deferred revenue balances. Based on the payment terms of our sales arrangements and the timing of revenue recognition for service contracts, our cash receipts will not always coincide with the recognition of revenue. Thus, given an increase in sales volume, we expect our accounts receivable and deferred revenue balances to increase.

Cash used in investing activities was $69,000 and $44,000 for the three months ended December 31, 2003 and 2002, respectively. Investing activities for both periods consisted solely of capital expenditures, a majority of which related to computer equipment.

Cash used in investing activities was $328,000 and $258,000 for the nine months ended December 31, 2003 and 2002, respectively. Investing activities for both periods consisted solely of capital expenditures.

Cash provided by financing activities during the three months ended December 31, 2003 of $490,000 consisted primarily of cash inflows generated by warrant and stock option exercises. Warrants associated with the private placement that closed in January 2003 were scheduled to expire on December 31, 2003, thus many warrant holders exercised their respective warrants in the third quarter of fiscal 2004. Furthermore, a recent increase in our stock price triggered an increase in stock option exercise activity during the three months ended December 31, 2003. This increase was offset partially by aggregate payments of $633,000 and $22,000 related to equity offering costs and capital lease obligations, respectively. Cash provided by financing activities during the three months ended December 31, 2002 of $985,000 consisted primarily of the release of $804,000 in restricted cash amounts and $196,000 in proceeds for the private placement that closed in January 2003. These cash inflows were supplemented by $45,000 received in connection with the exercise of stock options and were offset partially by $60,000 in payments on capital lease obligations.

We generated significant cash from financing activities during the nine months ended December 31, 2003. In July 2003, we raised proceeds of approximately $13.6 million, net of approximately $2.1 million in offering costs, through the issuance of the Preferred Shares. Furthermore, we generated financing cash flows of $1.1 million and $446,000 from the exercise of warrants and stock options, respectively, during the nine months ended December 31, 2003. These cash inflows were offset partially by the $1.7 million repayment of a term loan and $112,000 in payments on capital lease obligations. Cash provided by financing activities of $2.1 million during the nine months ended December 31, 2002 consisted primarily of $1.4 million from the exercise of purchase warrants associated with a fiscal 2002 private placement, $196,000 in proceeds from the fiscal 2003 private placement, and the release of $804,000 in restricted cash amounts. These cash inflows were offset partially by payments of $187,000 and $144,000 related to notes payable and capital lease obligations, respectively.

Currently we have no material cash commitments other than our normal recurring trade payables, expense accruals and operating and capital leases, all of which are currently expected to be funded through existing working capital and future cash flows from operations. Aside from these recurring operating expenses, we do not expect to dedicate significant resources to capital expenditures. We estimate uses of cash in the fourth quarter of fiscal 2004 to include capital expenditures for equipment of approximately $75,000. We anticipate continued growth of our business and expansion of our business operations into current and new territories, as well as headcount additions in both the sales and research and development functions, in the fourth quarter of 2004 and into fiscal 2005.

We believe that our cash and cash equivalent balances will be sufficient to satisfy our cash requirements for at least the next twelve months. Although we cannot accurately anticipate the effect of inflation or foreign exchange markets on our operations, we do not believe these external economic forces have had, or are likely in the foreseeable future to have, a material impact on our results of operations. We are focused on preserving and improving cash and our overall liquidity position by growing revenues, managing our accounts receivable, and continuously monitoring expenses.

At December 31, 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance, special purpose, or variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we did not engage in trading activities involving on-exchange traded contracts. As a result, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships. We do not have relationships and transactions with persons or entities that derive benefits from their non-independent relationship with us or our related parties.

Risk Factors

You should consider each of the following factors, as well as the other information in this report, in evaluating our business and our prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently consider immaterial may also impair our business operations. If any of the following risks actually occur, our business and financial results could be harmed. In that case the trading price of our common stock could decline. You should also refer to the other information set forth in this report, including our financial statements and the accompanying notes.

Competition in our target markets could reduce our sales on several fronts.

We have a number of competitors in our target markets. If existing or new competitors gain market share, our business and operating results could be adversely affected. Many of our competitors have greater financial resources than we do in the areas of sales, marketing and product development and we expect to face additional competition from these competitors in the future. Our existing and future competitors could introduce products with superior features, scalability and functionality at lower prices than our products. Our competitors could gain market share by bundling existing or new products with other more established products or by acquiring or forming strategic alliances with our other competitors. If our competitors are successful in gaining market share, our business, operating results, and financial condition could be adversely affected.

Our revenues will decline significantly if the market does not continue to accept our NetVault product.

We derive substantially all of our licensing revenues from our NetVault product. We currently expect to continue to derive substantially all of our revenues from this product. If the market does not continue to accept this product, our revenues will decline significantly, and this would negatively affect our operating results. Factors that may affect the market acceptance of our NetVault product include the performance, price and total cost of ownership of our product and the availability, functionality and price of competing products and technologies. Many of these factors are beyond our control.

We derive a significant amount of revenues from only a few customers.

We have derived, and believe we will continue to derive, a significant portion of our revenues from a limited number of customers. Most notably, one customer accounted for approximately 12% of consolidated revenues during both the three and nine months ended December 31, 2003. Additionally, another customer accounted for approximately 13% of consolidated revenues for the nine months ended December 31, 2003. If any of our largest customers were to reduce purchases from us, our business would be adversely affected. In addition, we do not have contracts with our key customers that require such customers to purchase a specified number of software licenses from us. Therefore, we cannot be sure that these customers will continue to purchase our products at current levels. As a result, a significant reseller in one period may decide not to purchase our product in a subsequent period, which would have an adverse impact on our revenues.

Our quarterly revenues may fluctuate significantly, which could cause the market price of our stock to be extremely volatile.

We may experience a shortfall in revenues in any given quarter in relation to our plans or investor expectations. Any such shortfall in revenues could cause the market price of our stock to fall substantially. Our revenues in general, and our licensing revenues in particular, are difficult to forecast and are likely to fluctuate significantly from quarter-to-quarter due to a number of factors, many of which are outside of our control. These factors include:

•	the timing and magnitude of sales through our OEM customers;

•	the introduction, timing and market acceptance of new products;

•	the rate of adoption of Network Attached Storage (NAS) and Storage Area Network (SAN) technologies and the timing and magnitude of sales of our products and services for these markets;

•	the extent to which our customers renew maintenance contracts with us;

•	changes in our pricing policies and distribution terms; and

•	the possibility that our customers may defer purchases in anticipation of new products or product updates by us or by our competitors.

You should not rely on the results of any prior periods as an indication of our future performance. If we have a shortfall in revenues in any given quarter, our efforts to reduce our operating expenses in response will likely lag behind the revenues shortfall. Therefore, any significant shortfall in revenues will likely have an immediate adverse effect on our operating results for that quarter.

Failure to manage our growth could adversely affect our business.

If we fail to manage our growth effectively, our business and operating results could be adversely affected, which could cause the market price of our stock to fall. We expect to continue to grow our operations domestically and internationally, and to hire additional employees. The growth in our operations and staff has placed, and will continue to place, a significant strain on our management systems and resources. If we fail to manage our future anticipated growth, we may experience higher operating expenses, and we may be unable to meet the expectations of securities analysts or investors with respect to future operating results. To manage this growth we must continue to:

•	improve our financial and management controls, reporting systems and procedures;

•	add and integrate new employees;

•	control expenses; and

•	integrate geographically dispersed operations.

We have committed a significant amount of funds to obtaining additional systems and facilities to accommodate our current and future anticipated growth. To the extent this anticipated growth does not occur or occurs more slowly than we anticipate, we may not be able to reduce expenses to the same degree. Any failure to manage our growth effectively could seriously harm our business and operating results.

Inability to protect our technologies could affect our ability to compete.

We may receive claims that we have infringed the intellectual property rights of others. As the number of products in the software industry increases and the functionality of these products continue to overlap, we become increasingly susceptible to infringement claims, including patent, trademark and copyright infringement claims. In addition, past employers of former, current or future employees may assert claims that such employees have improperly disclosed to us the confidential or proprietary information of these past employers. Any such claim, with or without merit, could be time-consuming to defend, result in costly litigation, divert management’s attention from our core business, require us to stop selling or delay shipping our product, or cause the redesign of our product. In addition, we may be required to pay monetary amounts as damages, for royalty or licensing arrangements, or to satisfy indemnification obligations that we have with some of our customers.

We license and use software from third parties in our business. These third party software licenses may not continue to be available to us on acceptable terms. Also, these third parties may from time to time receive claims that they have infringed the intellectual property rights of others, including patent and copyright infringement claims, which may affect our ability to continue licensing this software. Our inability to use any of this third party software could result in shipment delays or other disruptions in our business, which could materially and adversely affect our operating results.

Inability to protect our proprietary information will adversely affect our business.

We rely on a combination of copyright, trademark and trade secret laws, confidentiality procedures, contractual provisions and other measures to protect our proprietary information. All of these measures afford only limited protection. These measures may be invalidated, circumvented or challenged, and others may develop technologies or processes that are similar or superior to our technology. We license some of our products under “shrink wrap” license agreements that do not require a physical signature by the end user licensee and therefore may be unenforceable under the laws of some jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or to obtain or use information that we regard as proprietary.

Our products have a short product life cycle.

Software products typically have a limited life cycle and it is difficult to estimate when they will become obsolete. We must therefore continually develop and introduce innovative new products and/or upgraded versions of our existing products before the current software has completed its life cycle. If we are unable to keep pace with the need to supply new products or to enhance existing products, we may not be able to achieve and sustain the level of sales required for success.

Our foreign operations and sales create unique challenges that could adversely affect our operating results.

An investment in our securities involves greater risk than an investment in many other businesses because we have significant operations outside of the United States, including engineering, sales and client services, and it is our intention to expand these international operations. As of December 31, 2003, we had 50 employees in EMEA and 36 employees in the Pacific Rim. Our foreign operations are subject to a number of risks, including:

•	potential loss of proprietary information due to piracy, misappropriation or weaker laws regarding intellectual property protection;

•	imposition of foreign laws and other governmental controls, including trade restrictions;

•	unexpected domestic and international political or regulatory changes;

•	fluctuations in currency exchange rates and economic instability such as higher interest rates and inflation, which could reduce our customers’ ability to obtain financing for software products or which could make our product more expensive in those countries; and

•	difficulties in coordinating the activities of our geographically dispersed and culturally diverse operations.

In addition, our foreign sales are substantially denominated in their respective local currency, creating risk of foreign currency translation gains and losses that could adversely affect our business and operating results.

We rely on competing equipment manufacturers as a material source of revenues.

A portion of our revenues comes from OEMs that incorporate our storage management software into their hardware solution. Risks associated with OEM relationships include:

•	we have no control over the shipping dates or volumes of systems they ship;

•	they have no obligation to recommend or offer our software products;

•	they may generally have no minimum sales requirements and can terminate our relationship at any time or upon short notice;

•	they could choose to develop their own data availability products and incorporate those products into their systems instead of our products;

•	they could develop enhancements to and derivative products from our products; and

•	they could change their own base products, which could make it difficult for us to adapt our products to theirs.

Finally, our OEM customers compete with one another. If one of our OEM customers views the products we have developed for another OEM as competing with its products, they might decide to stop doing business with us, which could adversely affect our business and operating results.

Our success depends on our ability to develop new and enhanced products that achieve widespread market acceptance.

Our future success depends on our ability to address the rapidly changing needs of customers by developing and introducing new products, product updates and services on a timely basis, by extending the operation of our products on new platforms, and by keeping pace with technological developments and emerging industry standards. In order to grow our business, we are committing substantial resources to develop software products and services for the SAN market and the NAS market. Each of these markets is new and industry standards for these markets are evolving and changing. If these markets do not develop as anticipated, or demand for our products in these markets fails to materialize or occurs more slowly than we expect, we will have expended substantial resources and capital without realizing sufficient revenue, and our business and operating results could be adversely affected.

Existing strategic alliances may be terminated and we may be unable to develop new relationships.

Our growth and marketing strategies are based, in part, on seeking out and forming strategic alliances with third-party suppliers, VARs, VADs, OEMs and other businesses integral to our future success. None of our channel partners or OEMs has any obligation to continue selling our products and any of them may terminate their relationship with us at any time. We cannot assure you that existing strategic alliances will not be terminated or modified in the future nor can we assure you that we will be able to develop new relationships.

A portion of our revenues comes from OEM sales that incorporate our storage management software into the OEM hardware solution. We have no control over the shipping dates or volumes of systems the OEMs ship and they have no obligation to ship systems incorporating our software. They also have no obligation to recommend or offer our software products exclusively or at all. These OEMs also could choose to bundle competitors’ products in lieu of our product.

We expect a large portion of our revenues will come from our channel partners across the world. These partners have no obligation to establish a sales relationship or to continue selling any of our products and can terminate the relationship with us at any time upon written notice as described in the related channel partner agreements.

Our products may contain significant defects, which may result in liability and/or decreased sales.

Software products frequently contain errors or failures, especially when first introduced or when new versions are released. Despite our best efforts to test our products, we might experience significant errors or failures in our products, or they might not work with other hardware or software as expected, which could delay the development or release of new products or new versions of products and adversely affect market acceptance of our existing products. End-user customers use our products for applications that are critical to their businesses, and they have a greater sensitivity to product defects than the market for other software products generally. Our customers may claim that we are responsible for damages to the extent they are harmed by the failure of any of our products. If we were to experience significant delays in the release of new products or new versions of products, or if customers were dissatisfied with product functionality or performance, we could lose revenue or be subject to liability for service or warranty costs, and our business and operating results could be adversely affected.

We may require additional capital and raising such capital will dilute our shareholders’ ownership interest in us.

We may need to raise additional funds from lenders and/or equity markets. Internally generated funds, when combined with current cash and cash equivalents, may not be sufficient to cover our liquidity requirements, and in that case, we may require additional capital. In the case that we do require additional capital, we cannot assure you that we will be successful in our efforts to arrange additional financing on terms satisfactory to us or at all. If we raise additional capital or arrange for debt financing through mechanisms, which involve additional issuance of our stock, control of the Company may change and shareholders will experience dilution to their equity interests in the Company.

Evolving regulation of corporate governance and public disclosure may result in additional expenses and continuing uncertainty.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and new United States and/or Canadian securities regulations are creating uncertainty for companies such as ours. These new or changed securities laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity. As a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies, which could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We are committed to maintaining high standards of corporate governance and public disclosure. As a result, we intend to invest resources to comply with evolving securities laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new or changed securities laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may be harmed.

We may be unable to hire and retain qualified employees.

Our future growth and success depends on our ability to hire and retain qualified employees as needed, and to manage our employee base effectively. If we are unable to hire and retain qualified employees, our business and operating results may be adversely affected. We need to hire and retain sales, technical, and management personnel to support the planned expansion of our business and to meet the anticipated increased customer demand for our products and services. Competition for people with the skills we require is intense, particularly in the San Diego area where our headquarters is located, and the high cost of living in this area makes our recruiting and compensation costs higher. As a result, we expect to continue to experience increases in compensation costs. We cannot assure you that we will be successful in hiring or retaining new personnel.

Inflation and Changing Prices

Inflation and changing prices have not had a material impact on our operations.

Foreign Currency

Our revenues result mainly from sales made in United States dollars, British pounds, Euros and Japanese yen. We will continue to incur operating costs mainly in United States dollars, British pounds, Euros and Japanese yen and, to a lesser extent, Canadian dollars. Thus, our operations are susceptible to fluctuations in currency exchange rates. We do not currently engage in hedging or other activities to reduce exchange rate risk but may do so in the future, if conditions warrant.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

(in U.S. dollars)

	December 31, 2003	March 31, 2003
	(Unaudited)
A S S E T S
Current assets:
Cash and cash equivalents	$17,879	$5,045
Accounts receivable, net of allowance for doubtful accounts of $174 and $87, respectively	7,898	4,822
Other assets	865	850

Total current assets	26,642	10,717
Capital assets, net	2,063	2,239
Goodwill, net	3,982	3,982
Other assets	609	567

Total assets	$33,296	$17,505

L I A B I L I T I E S A N D S H A R E H O L D E R S ’ E Q U I T Y
Current liabilities:
Accounts payable	$794	$865
Accrued liabilities	3,309	3,017
Current portion of deferred revenue	4,688	4,123
Current portion of capital lease obligations	44	97
Current portion of note payable	—	1,652

Total current liabilities	8,835	9,754
Deferred revenue, excluding current portion	823	1,029
Capital lease obligations, excluding current portion	56	45
Other liabilities	—	24

Total liabilities	9,714	10,852

Shareholders’ equity:
Series A convertible preferred stock, no par value, 22,000,000 and zero shares authorized, respectively, 18,000,000 and zero, issued and outstanding, respectively, liquidation preference of $20,863	11,160	—
Share capital, no par value, unlimited shares authorized, 64,390,921 and 58,625,216 shares issued and outstanding, respectively	61,522	57,524
Share capital held by subsidiary	—	(66)
Accumulated deficit	(48,733)	(50,036)
Cumulative exchange adjustment	(367)	(769)

Total shareholders’ equity	23,582	6,653

Total liabilities and shareholders’ equity	$33,296	$17,505

APPROVED BY THE BOARD:

(Signed) “KEITH RICKARD”	(Signed) “J.G. (JEFF) LAWSON”
Director	Director

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS AND ACCUMULATED DEFICIT

(in thousands, except per share and share data)

(in U.S. dollars)

(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
Revenues	$7,917	$4,932	$22,140	$12,586
Cost of revenues	759	405	2,238	1,116

Gross profit	7,158	4,527	19,902	11,470
Operating expenses:
Sales and marketing	3,899	3,025	10,968	9,057
Research and development	1,171	1,233	3,376	3,817
General and administrative (excluding $0, $0, $0 and $326 related to stock-based compensation)	1,203	1,407	3,703	4,206
Stock-based compensation	—	—	—	326
Special charges	—	415	—	415

Total operating expenses	6,273	6,080	18,047	17,821

Operating income (loss)	885	(1,553)	1,855	(6,351)
Interest income (expense), net	16	(38)	(30)	(99)
Impairment of goodwill	—	(442)	—	(442)
Foreign exchange loss, net	(15)	(29)	(38)	(35)
Other expense, net	(48)	(10)	(66)	(12)

Income (loss) before income taxes	838	(2,072)	1,721	(6,939)
Provision for income taxes	235	79	418	125

Net income (loss)	603	(2,151)	1,303	(7,064)
Accumulated deficit, beginning of period	(49,336)	(46,292)	(50,036)	(41,379)

Accumulated deficit, end of period	$(48,733)	$(48,443)	$(48,733)	$(48,443)

Net income (loss) per common share:
Basic	$0.01	$(0.04)	$0.02	$(0.14)

Diluted	$0.01	$(0.04)	$0.02	$(0.14)

Weighted-average common shares outstanding:
Basic	61,639,204	52,559,757	59,017,249	51,657,060

Diluted	84,929,882	52,559,757	74,678,983	51,657,060

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$603	$(2,151)	$1,303	$(7,064)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	226	228	654	677
Stock-based compensation	—	—	—	326
Special Charges	—	104	—	104
Impairment of goodwill	—	442	—	442
Changes in assets and liabilities:
Accounts receivable, net	(2,708)	(1,072)	(3,076)	(1,634)
Other assets	47	(51)	(57)	(62)
Accounts payable	105	86	(71)	244
Accrued liabilities	691	483	268	613
Deferred revenue	1,063	442	359	830

Net cash provided by (used in) operating activities	27	(1,489)	(620)	(5,524)

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(69)	(44)	(328)	(260)
Proceeds from sale of capital assets	—	—	—	2

Net cash used in investing activities	(69)	(44)	(328)	(258)

CASH FLOWS FROM FINANCING ACTIVITIES:
Release of restricted cash balances	—	804	—	804
Payments of capital lease obligations	(22)	(60)	(112)	(144)
Payments of note payable	—	—	(1,652)	(187)
Proceeds from issuance of Series A convertible preferred stock, net of offering costs	(633)	—	13,640	—
Proceeds from private placement	—	196	—	196
Proceeds from exercise of options and warrants	1,128	45	1,567	1,446
Proceeds from sale of share capital held by subsidiary	17	—	17	—

Net cash provided by financing activities	490	985	13,460	2,115

Effect of exchange rate changes on cash and cash equivalents	104	84	322	230

Net increase (decrease) in cash and cash equivalents	552	(464)	12,834	(3,437)
Cash and cash equivalents, beginning of period	17,327	2,529	5,045	5,502

Cash and cash equivalents, end of period	$17,879	$2,065	$17,879	$2,065

Cash paid during the period for:
Interest	$31	$32	$110	$32

Income taxes	$106	$104	$186	$104

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activity:
Equipment acquired under capital leases	$—	$—	$70	$89

Common shares issued in connection with private placement	$—	$640	$—	$640

See accompanying notes to consolidated financial statements.

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003

(in U.S. dollars)

(Unaudited)

(1)    ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Description of Business

BakBone Software Incorporated (the Company or BakBone), a Canadian corporation, is an international data protection solution provider that develops and distributes data backup, restore, and disaster recovery software for network storage and open systems environments worldwide. BakBone delivers scalable solutions that address the complex demands of large enterprise environments, as well as small-to-medium-sized businesses. The Company’s products are distributed primarily through a select global network of Original Equipment Manufacturer (OEM) partners, Value Added Resellers (VARs), Value Added Distributors (VADs), and other solution providers.

(b)  Basis of Presentation

The information as of December 31, 2003 and for the three and nine months ended December 31, 2003 and 2002 is unaudited. The consolidated financial statements include the accounts of BakBone and its subsidiaries, collectively referred to as the Company, after elimination of all significant intercompany balances and transactions. In the opinion of management, the unaudited consolidated financial statements included herein reflect all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position, results of operations and cash flows of the Company as of December 31, 2003 and 2002, and for the three and nine months ended December 31, 2003 and 2002. The results of operations for the periods presented are not necessarily indicative of the results that may be expected for any future periods or for the full fiscal year. The consolidated interim financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada for preparation of interim financial statements. As the disclosures in these consolidated interim financial statements do not contain all disclosures required by generally accepted accounting principles for annual audited financial statements, they should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s Annual Report for the fiscal year ended March 31, 2003.

(c)  Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in Canada requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d)  Reclassification

Certain prior period amounts shown in the consolidated financial statements have been reclassified to conform to the current presentation.

(2)    STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

In accordance with the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments (CICA Section 3870), the Company is required to apply a fair

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

value-based method of accounting for all stock-based payments issued to non-employees and to all direct awards of stock to employees. The Company will continue to use settlement date accounting to account for employee stock options.

During the nine months ended December 31, 2002, the Company recognized $326,000 in stock-based compensation expense in connection with the issuance of warrants to non-employees. The Company issued warrants to the non-employees in connection with services they rendered to the Company. The fair value of these warrants was calculated using the Black-Scholes option-pricing model and was recorded as stock-based compensation expense during the nine months ended December 31, 2002. No such expense was incurred during the nine months ended December 31, 2003.

In addition to the disclosures relating to the Company’s outstanding stock options presented in Note 6 of the audited annual financial statements, CICA Section 3870 requires the disclosure of pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options and warrants under the fair value method. The Company has elected to disclose pro forma net income (loss) and pro forma net income (loss) per share as if the Company had accounted for its employee stock options and warrants issued since April 1, 2002 under the fair value method. A summary of the pro forma disclosure and the impact on the unaudited consolidated statements of operations is presented in the table below.

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
Net income (loss), as reported	$603	$(2,151)	$1,303	$(7,064)
Compensation expense related to the fair value of stock options	167	50	670	783
Compensation expense related to the fair value of employee warrants	—	25	—	25

Pro forma net income (loss)	$436	$(2,226)	$633	$(7,872)

Net income (loss) per share—basic:
Net income (loss), as reported	$0.01	$(0.04)	$0.02	$(0.14)

Pro forma net income (loss)	$0.01	$(0.04)	$0.01	$(0.15)

Net income (loss) per share—diluted:
Net income (loss), as reported	$0.01	$(0.04)	$0.02	$(0.14)

Pro forma net income (loss)	$0.01	$(0.04)	$0.01	$(0.15)

The fair value of options granted during the three and nine months ended December 31, 2003 and 2002 was estimated at the date of grant using the Black-Scholes option-pricing model using the following weighted-average assumptions:

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
Risk-free interest rate	3.20%	3.02%	2.69%	3.72%
Volatility factor	110%	100%	102%	100%
Expected life of the options	5.00	5.00	4.53	2.83
Fair value of options issued	$1.81	$0.59	$0.84	$0.73

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Company has assumed no forfeiture rate; adjustments for actual forfeitures will be made in the period they occur.

(3)    NET INCOME (LOSS) PER COMMON SHARE

The Company calculates net income (loss) per share in accordance with CICA Handbook Section 3500, Earnings Per Share (CICA Section 3500). Under CICA Section 3500, basic net income (loss) per common share is calculated by dividing net income (loss) by the weighted-average number of common shares outstanding during the reporting period. Diluted net income (loss) per common share reflects the effects of potentially dilutive securities. Weighted-average shares used to compute basic and diluted income (loss) per share are presented below:

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
Weighted-average shares, basic	61,639,204	52,559,757	59,017,249	51,657,060
Dilutive effect of stock options	2,750,881	—	1,567,431	—
Dilutive effect of warrants	605,731	—	715,786	—
Dilutive effect of contingently issuable shares pursuant to an escrowed shares agreement	—	—	655,889	—
Dilutive effect of convertible securities	19,934,066	—	12,722,628	—

Weighted-average shares, diluted	84,929,882	52,559,757	74,678,983	51,657,060

The following instruments were not included in the calculation of diluted net income (loss) per share because the effect of these instruments was anti-dilutive:

	Three Months Ended December 31,		Nine Months Ended December 31,
	2003	2002	2003	2002
Stock options	440,900	4,174,023	648,150	4,174,023
Warrants	—	1,084,334	—	1,084,334
Contingently issuable shares pursuant to an escrowed shares agreement	—	1,761,894	—	1,761,894

Total anti-dilutive instruments	440,900	7,020,251	648,150	7,020,251

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(4)    SEGMENT INFORMATION

Prior to November 2002, the Company’s operating segments were organized on the basis of its products – NetVault and MagnaVault. During the third quarter of fiscal 2003, the Company undertook a plan to “end of life” the MagnaVault product line, and as a result, will no longer present segment information by product line.

The following table represents a summary of revenues, capital assets and goodwill by major geographic region:

	Three months ended December 31,		Nine months ended December 31,
	2003	2002	2003	2002
Revenues
Licensing:
EMEA	$1,385	$805	$3,654	$2,064
Pacific Rim	2,578	1,641	6,403	4,437
North America	2,400	1,778	8,211	4,111

Total	$6,363	$4,224	$18,268	$10,612

Service:
EMEA	$371	$125	$849	$378
Pacific Rim	393	185	923	495
North America	790	398	2,100	1,101

Total	$1,554	$708	$3,872	$1,974

Total revenues	$7,917	$4,932	$22,140	$12,586

	EMEA	Pacific Rim	North America	Total
Identifiable assets at December 31, 2003:
Capital assets, net	$469	$266	$1,328	$2,063
Goodwill, net	$907	$—	$3,075	$3,982

Identifiable assets at March 31, 2003:
Capital assets, net	$374	$272	$1,593	$2,239
Goodwill, net	$907	$—	$3,075	$3,982

(5)    CONVERSION OF PREFERRED SHARES

During the three months ended December 31, 2003, the Company’s preferred shareholder converted 4,000,000 convertible preferred shares on a one-to-one basis into common shares. Following the conversion, the Company had 18,000,000 preferred shares that remained outstanding. The conversion transaction had no cash flow impact to the Company. In November 2003, the Company and its preferred shareholder entered into a lock-up agreement by which the shareholder would refrain from selling or distributing the remaining 18,000,000 preferred shares. These shares will be released from lock-up in three equal installments in February, May and August of 2004.

BAKBONE SOFTWARE INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(6)    COMMITMENTS AND CONTINGENCIES

(a)  Litigation

The Company is involved in litigation and claims which arise from time to time in the normal course of business. In the opinion of management, based in part on the advice of legal counsel, any liability that may arise from such contingencies would not have a significant adverse effect on the consolidated financial position, results of operations or liquidity of the Company.

(b)  Employee Benefit Trust

In connection with the Company’s acquisition of NetVault Holdings Ltd. in March 2000 and in an attempt to retain key NetVault Holdings Ltd. employees, 2,100,000 common shares of the Company were placed in an Employee Benefit Trust (EBT) and allocated to certain NetVault Holdings Ltd. employees. The Company incurs a National Insurance Contribution (NIC) liability in the United Kingdom, which is a tax on earned income, whenever an employee removes shares from the EBT. The NIC liability equates to a percentage of the fair value of common shares on the date of removal. Due to the uncertain nature of estimating when shares will be removed from the EBT, NIC liabilities will be recorded whenever an employee removes shares from the EBT. As of December 31, 2003, 910,834 allocated and unexercised shares remained in the EBT and the NIC liability percentage as of this date was 12.8%.